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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

JSC OGK-1, JSC WGC-3, OJSC “Bashkirenergo”

(Name of Subject Company)

Joint Stock Company “OGK-1”, Joint Stock Company “Third generating company of the wholesale electricity market”, Bashkir open joint-stock company of the power industry and electrification “Bashkirenergo”

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

JSC “INTER RAO UES”

 (Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Svetlana Yu. Chuchaeva

12, Krasnopresnenskaya Nab., Entrance 7, Moscow, 123610, Russian Federation

+7 (495) 967 05 27, ext. 2081

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive
Notices and Communications on Behalf of Subject Company)

The exchange offer is expected to commence in the 4th quarter of 2012.  JSC “INTER RAO UES” will file a separate Form CB and indicate the specific date of commencement of the Exchange Offer.

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C.3507.

SEC2560(12-08)   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit 1. English Translation of the Prospectus of Open Joint Stock Company “INTER RAO UES” (“INTER RAO”) relating to a planned exchange of ordinary and preferred shares of Open Joint Stock Company “Bashenergoaktiv” (“Bashenergoaktiv”) for ordinary shares of INTER RAO, dated 13 September 2012.

Exhibit 2.  English Translation of the Prospectus of INTER RAO relating to a planned exchange of ordinary shares of  Joint Stock Company OGK-1 (“OGK-1”) and Joint Stock Company WGC-3 (“WGC-3”) for ordinary shares of INTER RAO, dated 13 September 2012.

Exhibit 3.  English Translation of the Decision on the additional issuance of INTER RAO ordinary shares for the conversion of the ordinary shares of OGK-1 into INTER RAO ordinary shares pursuant to a planned merger of OGK-1 into INTER RAO, dated 13 September 2012.

Exhibit 4.  English Translation of Decision on additional issuance of INTER RAO ordinary shares for the conversion of the ordinary shares of WGC-3 into INTER RAO ordinary shares pursuant to a planned merger of WGC-3 into INTER RAO , dated 13 September 2012.

Exhibit 5. English Translation of Decision on additional issuance of INTER RAO ordinary shares for the conversion of the ordinary shares of Bashenergoaktiv into INTER RAO ordinary shares pursuant to a planned merger of Bashenergoaktiv into INTER RAO , dated 13 September 2012.

Exhibit 6. English Translation of Decision on additional issuance of INTER RAO ordinary shares for the conversion of the preferred shares of Bashenergoaktiv into INTER RAO ordinary shares pursuant to a planned merger of Bashenergoaktiv  into INTER RAO , dated 13 September 2012.

Item 2.   Informational Legends

A legend complying with Rule 802 (b) under the Securities Act of 1933, as amended, has been included in the information documents published in the United States or disseminated to U.S. holders.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

No other materials have been made publicly available or disseminated to shareholders in connection with the exchange offer pursuant to Russian jurisdictional requirements.

PART III - CONSENT TO SERVICE OF PROCESS

On 19 March 2012 JSC “INTER RAO UES” filed a written irrevocable consent and power of attorney with the Securities and Exchange Commission (the “Commission”) on Form F-X. JSC “INTER RAO UES” will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ilnar Mirsiyapov

Mr. Ilnar Il. Mirsiyapov

Representative acting in accordance with the Power of Attorney, dated 22 December 2011

14 September 2012